August 18, 2011

VIA EDGAR
John Cash, Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549

Re:          Heartland, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 30, 2011
File No. 0-27045

Dear Mr. Cash:

We are in receipt of your letter dated August 8, 2011.  Together with our auditors and outside legal counsel, we are in the process of reviewing your comments and intend to respond no later than August 26, 2011.

Please contact Stephen Fleming, our attorney, with any further questions.  Mr. Fleming can be reached at 516-833-5034.

Respectfully,

/s/Mitchell L. Cox

Mitchell L. Cox, CPA
Chief Financial Officer